Exhibit 99.3

EZCHIP SEMICONDUCTOR LTD.

PROXY
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR USE AT THE
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JANUARY 19, 2016

The undersigned shareholder of EZchip Semiconductor Ltd. (the "Company") hereby appoints ELI FRUCHTER and DROR ISRAEL, and each of them, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote as described on the reverse all of the Ordinary Shares of the Company that the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders of the Company to be held at the principal executive offices of the Company, 1 Hatamar Street, Yokneam 2069206, Israel, on Tuesday, January 19, 2016, at 8:00 P.M. (Israel time), and at any adjournment thereof.

This proxy when properly executed will be voted in the manner directed herein by undersigned shareholder.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

EZCHIP SEMICONDUCTOR LTD.

January 19, 2016

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, Proxy Statement, Proxy Card
are available at http://www.ezchip.com/Investor-Relations/?ezchip=750

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

 ↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE MERGER PROPOSAL PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
		FOR	AGAINST	ABSTAIN
1.
(a) The approval of (i) the Agreement of Merger dated as of September 30, 2015 by and among the Company, Mellanox Technologies, Ltd., an Israeli company (“Parent”), and Mondial Europe Sub Ltd., an Israeli company and a wholly-owned subsidiary of Parent (“Merger Sub”) as amended by Amendment No. 1 to Agreement of Merger, dated as of November 17, 2015 (as amended, the “Merger Agreement”); (ii) the merger of Merger Sub with and into the Company in accordance with Sections 314-327 of the Israeli Companies Law, 5759-1999 (the “Companies Law”), following which Merger Sub will cease to exist as a separate legal entity and the Company will become a wholly-owned subsidiary of the Parent (the “Merger”); (iii) the payment of consideration of US$25.50 in cash, without interest and subject to applicable withholding taxes, for each ordinary share, par value NIS 0.02 per share, of the Company (the “Ordinary Shares”) held by the Company’s shareholders as of immediately prior to the effective time of the Merger; and (iv) all other transactions contemplated by the Merger Agreement and related to the Merger, as detailed in the Company’s proxy statement for the Meeting; and (b) the determination that the foregoing is in the best interest of the Company (collectively, the “Merger Proposal”).
		☐	☐	☐
		YES	NO
2.
By filling out and returning this proxy card and marking YES, the undersigned confirms that he, she or it IS NOT Merger Sub and IS NOT a direct or indirect holder of 25% or  more of the voting power of Mellanox Technologies Ltd. or Merger Sub (i.e., a shareholder referenced in Section 320(c) of the Companies Law).
		☐	☐

Directions

If you have any questions how to fill out the proxy card, please contact MacKenzie Partners, Inc., the Company’s proxy solicitation firm, toll-free at (800) 322-2885 (banks and brokers call collect at (212) 929-5500), who will advise you as to how to submit your vote.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder(Title)	Date:	Signature of Shareholder(Title)	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.